UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus Nanchang, Jiangxi, China 330096 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

On May 20, 2025, July 31, 2025, and November 17, 2025, Ruanyun Edai Technology Inc. issued press releases, copies of which are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated May 20, 2025
99.2	Press Release, dated July 31, 2025
99.3	Press Release, dated November 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2025

RUANYUN EDAI TECHNOLOGY INC.

By:	/s/ Yan Fu
Name: Yan Fu
Title: Director and Chief Executive Officer